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02007367

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SEC FILE NUMBER
8-53167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/31/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

California Commerce Banc Securities, Inc.

OFFICIAL USE ONLY
111356
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 Century Park East, 42nd Floor
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Nunn (281) 367-0380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

350 South Grand Avenue (Address) Los Angeles, (City) California (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Richard A. Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of California Commerce Banc Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Richard A. Nunn
Financial and Operations Principal
Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).- See Statement of Changes in Finanial Condition
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. – N/A
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California Commerce Bank)

REPORT AND FINANCIAL STATEMENTS

DECEMBER 31, 2001

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California
Commerce Bank)

TABLE OF CONTENTS

	Page
Report of Independent Accountants	1
Balance Sheet	2
Statement of Changes in Shareholder's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5
Supplementary Schedules	7
Supplementary Schedule I: Computation of Net Capital Under rule 15c3-1 of the Securities Exchange Act of 1934	8
Supplementary Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934	9
Supplementary Report of Independent Accountants on Internal Control Pursuant to SEC Rule 17a-5	10



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholder of California Commerce Banc Securities, Inc.

In our opinion, the accompanying balance sheet and the related statements of changes in shareholder's equity and of cash flows present fairly, in all material respects, the financial position of California Commerce Banc Securities, Inc. ("the Company") at December 31, 2001, and the results of its operations and its cash flows for the period from January 23, 2001 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company had not begun operations as of December 31, 2001, therefore, the statement of income has been omitted.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 14, 2002

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California
Commerce Bank)

BALANCE SHEET

	December 31, 2001 (Dollars in thousands)
ASSETS	
Assets:	
Cash	$ 170
Total assets	$ 170
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	$ -
Total liabilities	-
Shareholder's equity:	
Common stock, no stated par value; authorized, issued and outstanding – 12 shares	120
Additional paid-in capital	50
Total shareholder's equity	170
Total liabilities and shareholder's equity	$ 170

The accompanying notes are an integral part of these financial statements.

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California
Commerce Bank)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
	(Dollars in thousands)			
Balance at January 23, 2001 (inception)	$ -	$ -	$ -	$ -
Capital contribution (Note 1)	120	50		170
Net income for 2001		-		-
Balance at December 31, 2001	$ 120	$ 50	$ -	$ 170

The accompanying notes are an integral part of these financial statements.

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California
Commerce Bank)

STATEMENT OF CASH FLOWS

	For Period From January 23, 2001 (inception) To December 31, 2001 (Dollars in thousands)
Cash flows from operating activities:	
Net income	$ -
Net cash provided by operating activities	-
Cash flows from financing activities:	
Capital contribution	170
Net cash provided by financing activities	170
Net increase in cash	170
Cash at beginning of year	-
Cash at end of year	$ 170

The accompanying notes are an integral part of these financial statements.

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California
Commerce Bank)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

California Commerce Banc Securities, Inc. (the Company) is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of California Commerce Bank (CCB), a California State chartered commercial bank.

The Company was formed to provide broker/dealer services to individuals and businesses that conduct business in both the United States and Mexico, specializing in sales of U.S. and Euro corporate and government debt as well as U.S. equities and mutual funds. The Company may also participate in proprietary trading of fixed income instruments. The Company had not begun operations as of December 31, 2001.

In August 2001, Citigroup, a U.S. based financial services holding company acquired Grupo Financiero Banamex Accival, S.A. de C.V. (Banacci), the indirect parent of California Commerce Bank (CCB). As a result of this acquisition and a subsequent reorganization on October 31, 2001, California Commerce Banc Securities, Inc. became an indirect subsidiary of Citicorp.

The Company has an agreement with Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, an unaffiliated registered broker-dealer and a New York Stock Exchange member firm, to act as custodian on behalf of the Company's customers. Under the terms of the agreement, Pershing will also clear transactions on a fully disclosed basis for the Company's customers.

Capital Contribution

On January 23, 2001, CCB made an initial contribution of capital in the amount of $120,000, representing 12 shares of the issued and outstanding common stock of the Company. On July 5, 2001, CCB made an additional contribution to surplus in the amount of $50,000, bringing CCB's total contributed capital to $170,000.

NOTE 1: (Continued)

Use of Estimates in the Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from those estimates.

NOTE 2 - TRANSACTIONS WITH AFFILIATES:

In the ordinary course of business, the Company may enter into transactions with affiliates in amounts that are significant to the accompanying financial statements. It is the Company's policy that such transactions be under the same terms and conditions as those for similar transactions with unrelated parties.

Under an agreement between the Company and California Commerce Bank (CCB) all overhead expenses are borne by CCB. As compensation for the services provided by CCB pursuant to this agreement, the Company will pay a monthly management fee of an amount equal to 10% of the Monthly Adjusted Net Operating Income of the Company.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the NASD, the Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. As of December 31, 2001, the Company's net capital was $170,000.

SUPPLEMENTARY SCHEDULES

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California
Commerce Bank)

Computation of Net Capital Under Rule 15c3-1 of the
Securities Exchange Act of 1934
Supplementary Schedule I

	December 31, 2001 (Dollars in thousands)
Total shareholder's equity	$ 170
Non-allowable assets and deductions:	-
Net capital under SEC rule 15c3-1	170
Less: Minimum net capital requirement	100
Net capital in excess of minimum requirement	$ 70
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	-

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report as of December 31, 2001.

CALIFORNIA COMMERCE BANC SECURITIES, INC.
(A wholly owned subsidiary of California
Commerce Bank)

Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
Supplementary Schedule II

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Supplementary Report of Independent Accountants
On Internal Control
Pursuant to SEC Rule 17a-5

To the Board of Directors and Shareholder of
California Commerce Banc Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of California Commerce Banc Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control

and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 14, 2002